UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LILIUM N.V.

(Name of Issuer)

Class A Ordinary Shares, nominal value €0.01 per share

(Title of Class of Securities)

N52586 109

(CUSIP Number)

Daniel Wiegand

c/o Lilium N.V.

Claude-Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 19, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. N52586 109

1.	Name of Reporting Person
Daniel Wiegand
2.	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
Not Applicable
6.	Citizenship or Place of Organization
Germany
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 23,398,065 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,398,065 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
23,398,065(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11)
4.4% (2)(3)(4)
14.	Type of Reporting Person
IN

(1)	Consists of 285,000 Class A ordinary shares, nominal value €0.01 per share, and 23,113,065 Class B ordinary shares, nominal value €0.03 per share. Each Class B ordinary share is convertible into one Class A ordinary share and one Class C ordinary share, nominal value €0.02 per share, upon the occurrence of a conversion event, in accordance with the Issuer’s Amended Articles of Association. Upon the occurrence of a conversion event, the transferor must transfer the Class C ordinary shares to the Issuer for no consideration.

(2)	Based on the aggregate of 526,162,532 Ordinary Shares (as defined herein) of the Issuer, consisting of (a) 503,049,467 Class A ordinary shares and (b) 23,113,065 Class B ordinary shares, outstanding as of November 22, 2023, as reported in the registration statement on Form F-3 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 24, 2023.

(3)	The aggregate number of Class B ordinary shares owned by the Reporting Person as set forth above are treated as converted into Class A ordinary shares only for the purpose of computing the percentage ownership of the Reporting Person.

(4)	Each Class A ordinary share is entitled to one (1) vote per share and each Class B ordinary share is entitled to three (3) votes per share. There were 503,049,467 Class A ordinary shares, 23,113,065 Class B ordinary shares and no Class C ordinary shares outstanding as of November 22, 2023. The percentage reported does not reflect the three-for-one voting power of the Class B ordinary shares because these shares are treated as converted into Class A ordinary shares for the purpose of this report.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person on September 24, 2021 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. This Amendment is the final amendment to the Original Schedule 13D and is an exit filing for the Reporting Person. This Amendment reflects the change of more than 1% in the Reporting Person’s ownership due to the Company’s issuance of additional Class A ordinary shares since the Original Schedule 13D was filed.

Item 1. Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to Class A ordinary shares, €0.01 nominal value per share, and Class B ordinary shares, €0.03 nominal value per share (collectively, the “Ordinary Shares”), of Lilium N.V., a Dutch public limited liability company (the “Company”). The principal executive offices of the Company are located at Claude-Dornier Straße 1, Bldg. 335, 82234 Wessling, Germany.

Item 2. Identity and Background

Item 2, paragraph (c) of the Original Schedule 13D is hereby amended and restated as follows:

(c)	The Reporting Person is the Chief Engineer for Innovation and Future Programs and is an Executive Director of the Company.

Item 4. Purpose of the Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by adding the following:

As of the date of this Amendment, the Reporting Person has converted an aggregate of 1,300,000 Class B ordinary shares into 1,300,000 Class A ordinary shares. In addition, as of the date of this Amendment, the Reporting Person has sold from time to time an aggregate of 1,015,000 Class A ordinary shares in the market pursuant to the 10b5-1 Plan (as defined and described in Item 6 of this Amendment, which is incorporated herein by reference) until its termination on September 6, 2023, which represents approximately 0.4% of the aggregate of 284,110,059 Ordinary Shares outstanding as of September 14, 2021.

As result of the issuance of Class A ordinary shares by the Company in connection with a capital raising transaction in November 2022 (which had a final closing on November 29, 2022), the aggregate Ordinary Shares outstanding as of November 22, 2022 (after giving effect to the issuance of all Class A ordinary shares sold in such capital raising transaction) was 392,422,695, consisting of 368,539,630 Class A ordinary shares and 23,883,065 Class B ordinary shares, as reported in the Company’s report on Form 6-K filed with the SEC on November 22, 2022, as compared to the aggregate of 284,110,059 Ordinary Shares, consisting of 259,696,994 Class A ordinary shares and 24,413,065 Class B ordinary shares, that were outstanding as of September 14, 2021. As a result of such increase in the aggregate number of outstanding Ordinary Shares the percentage of Ordinary Shares that the Reporting Person beneficially owned, based on the Reporting Person beneficially owning 24,253,395 Ordinary Shares as of November 30, 2022, decreased from approximately 8.6% to 6.2%.

In addition, as a result of the issuance of Class A ordinary shares by the Company in connection with a capital raising transaction in July 2023 (which had a final closing on August 1, 2023), the aggregate Ordinary Shares outstanding as of July 18, 2023 (after giving effect to the issuance of all Class A ordinary shares sold in such capital raising transaction) was 494,123,249, consisting of 471,010,184 Class A ordinary shares and 23,113,065 Class B ordinary shares, as reported in the Company’s report on Form 6-K filed with the SEC on July 18, 2023, as compared to the pro forma aggregate of 392,422,695 Ordinary Shares that were outstanding as of November 22, 2022 (as described in the preceding paragraph). As a result of such further increase in the aggregate number of outstanding Ordinary Shares, the percentage of Ordinary Shares that the Reporting Person beneficially owned, based on the Reporting Person beneficially owning 23,398,065 Ordinary Shares as of July 18, 2023, decreased from approximately 6.2% to 4.7%.

Item 5. Interest in Securities of the Issuer

This Amendment supplements Item 5 of the Original Schedule 13D by adding the following:

(a)	The Reporting Person has beneficial ownership of 285,000 Class A ordinary shares and 23,113,065 Class B ordinary shares. The percentage of beneficial ownership is approximately 4.4% of the outstanding Ordinary Shares. The percentage of the Ordinary Shares is based on 526,162,532 Ordinary Shares, consisting of (a) 503,049,467 Class A ordinary shares and (b) 23,113,065 Class B ordinary shares, outstanding as of November 22, 2023, as reported in the registration statement on Form F-3 filed by the Company with the SEC on November 24, 2023. The percentage reported does not reflect the three-for-one voting power of the Class B ordinary shares because these shares are treated as converted into Class A ordinary shares for the purpose of this report.

(c)	The Reporting Person has not effected any transactions in the Ordinary Shares of the Company in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment supplements Item 6 of the Original Schedule 13D by adding the following:

On June 10, 2022, the Reporting Person entered into a 10b5-1 plan (the “10b5-1 Plan”), pursuant to which an aggregate of 1,015,000 Class A ordinary shares were sold. The 10b5-1 Plan was terminated on September 6, 2023, with the last sale pursuant thereto occurring on February 21, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024	By:	/s/ Daniel Wiegand
	Name:	Daniel Wiegand
	Title:	Executive Director